[KOOR LOGO]

KOOR INDUSTRIES' HOLDING ECI TELECOM LTD. ANNOUNCES FOURTH QUARTER AND FULL YEAR 2003 RESULTS

ROSH HA'AYIN, Israel - February 12, 2004 - Koor Industries (NYSE: KOR), a leading Israeli investment holding company, announced today that ECI Telecom (Nasdaq: ECIL), a company in which Koor holds approximately 31%, has released its consolidated results of operations for the fourth quarter and twelve months ended December 31, 2003.

Following please find ECI Telecom's full press release.

ECI Telecom  Reports  Sequential  Increase in Revenues in the Fourth  Quarter of
2003

PETAH TIKVA, ISRAEL, February 12, 2004, ECI Telecom Ltd. (Nasdaq: ECIL) today announced its consolidated results of operations for the fourth quarter and twelve months ended December 31, 2003.

Fourth Quarter Results
Note: Earlier this week, ECtel Ltd. (NASDAQ: ECTX), in which ECI Telecom holds a 58% interest, signed a definitive agreement for the sale of its government business to Verint. ECtel reported the results of operations of the government business under "discontinued" operations in all reported periods. The following GAAP results for ECI reflect the discontinuation of this business.

Revenues in the fourth quarter of 2003 were $109 million compared to $102 million in the third quarter and $137 million in the fourth quarter of 2002. Revenues in the fourth quarter of 2002 included revenues from ECI's NGTS Division, which was subsequently spun off. Gross margins were 39.1%, compared to 39.7% in the third quarter and 43.9% in the fourth quarter of 2002. The operating loss for the fourth quarter was $11.0 million compared to an operating loss of $16.8 million in the third quarter and an operating loss of $7.8 million in the fourth quarter of 2002. The net loss for the fourth quarter of 2003 was $13.6 million or $0.13 per share, compared to a net loss of $14.7 million, or $0.14 per share, in the third quarter and a net loss of $7.0 million, or $0.07 per share in the fourth quarter of 2002.

Excluding Ectel, ECI's revenues in the fourth quarter of 2003 were $103 million, up 9% from the third quarter. (See tables 3(1) and 3(2) for a full reconciliation of the GAAP revenues and the non-GAAP revenues which exclude ECtel.) The net loss for the fourth quarter, excluding ECtel, was $6.8 million, compared to a net loss of $7.9 million in the third quarter of 2003.

ECI continued to generate positive cash flow from operations and ended the year with cash, equivalents, short and long term investments in deposits and marketable securities totaling $256 million.

Revenues of the Optical Networks Division were $48.6 million in the fourth quarter of 2003 compared to $47.0 million in the third quarter and $51.7 million in the fourth quarter of last year. The operating loss in the quarter was $8.7 million compared to an operating loss of $6.8 million in the third quarter and an operating loss of $8.6 million in the fourth quarter of last year. Demand for the Division's products was strong with the book to bill ratio again well above
1. The strong demand derived primarily from emerging markets, including the former Soviet Union countries, India, China and Korea. During the quarter ECI announced that Tata Teleservices Limited, one of India's leading CDMA mobile carriers, will deploy ECI's XDM(R) MultiService Provisioning Platforms (MSPPs) within its optical transmission access and backbone network. The first phase of the project is expected to involve hundreds of XDM platforms and is valued at approximately $20 million, to be recorded over the first nine months of 2004. During the quarter, ECI completed a multi-million deployment of the XDM at leading Ukrainian carrier, Ukrtelecom. The equipment is carrying live traffic across 50 sites. ECI also announced that China Unicom has deployed its XDM(R) MSPP in Beijing.

Optical Networks Division revenues were $178 million for 2003, compared to $233 million in 2002. The operating loss for 2003 was $37 million compared to an operating loss of $30 million for 2002.

The Broadband Access Division recorded revenues of $46.6 million in the fourth quarter of 2003 up 16% compared to $40.3 million in the third quarter and $52.0 million in the fourth quarter of 2002. Operating income was $3.9 million compared to $2.3 million in the third quarter and $1.8 million in the fourth quarter of 2002. The strong sequential growth in revenues reflects growth in the market and the Company's strengthened position at key accounts. During the quarter, the Company began commercial deployment of video over DSL at several customers.

In December, ECI Telecom announced that it had entered into a strategic relationship with Nortel Networks* to deliver broadband access networking solutions that will address the increasing global demand for multimedia and triple play services (voice, video and data). This agreement provides a framework for the two companies to cooperatively engage in sales and marketing activities that will leverage Nortel Networks global telecommunications experience with ECI's industry-leading broadband access products and market presence.

Broadband Access Division revenues for 2003 were $182 million compared to $242 million in 2002. Operating income for 2003 was $15.9 million compared to $4.7 million in 2002.

Commenting on the results, Doron Inbar, President and CEO said, "We are pleased to observe both an improving business environment as well as an improvement in the Company's fundamentals. We are also pleased to report another quarter of sequential revenue growth. Orders were very strong in the quarter and we built substantial backlog, especially in the Optical Networks Division. We are encouraged by the performance of our Broadband Access Division which continues to strengthen its competitive position and record strong operating performance. Our recently signed agreement with Nortel Networks is an important step forward reflecting ECI's strategy of partnerships and alliances with select industry leaders.

"We are also pleased with the recently signed agreement to sell ECtel's Government business. This will allow ECtel to focus on its core telecom business and, under its new management, formulate a comprehensive recovery plan aimed at returning it to growth and profitability.

"2003 was a particularly productive year for ECI during which we were able to turn our business around. We believe that we have emerged from the telecoms crisis a stronger, leaner, and more focused organization. We enter the new year with an excellent product line, impressive partners, a strong balance sheet, and a substantial backlog. We remain focused on growth, which we intend to achieve by continuing to improve our competitive position, implementing strategic relationships and by pursuing new business opportunities, including M&A. We expect to continue growing our revenues and return to profitability during 2004."

Guidance
ECI expects revenues in the first quarter of 2004, in its core Optical Networks and Broadband Access Divisions, to be slightly higher than those of the fourth quarter of 2003.

Other Businesses
ECtel, (58% owned by ECI), reported revenues of $5.6 million in the fourth quarter of 2003, compared to $7.9 million in the third quarter and $11.5 million in the fourth quarter of last year. As noted above, ECtel's results, in all reported periods, reflect the discontinuation of the government business. Its net loss in the fourth quarter of 2003 was $11.6 million compared to a net loss of $11.5 million in the third quarter and a net profit of $4.4 million in the fourth quarter of 2002. After the close of the quarter, ECtel announced the appointment of Eitan Naor as the Company's new President and Chief Executive Officer. Naor will assume his new responsibilities shortly.

Note that in connection with the sale of its government business to Verint, ECtel and Verint have entered into several agreements that address the transition of the business to Verint and the future allocation of relevant technologies and other assets and liabilities. It is expected that the impact of the transaction, and the related agreements, will be recorded in ECtel's (and ECI's) first quarter 2004 financial statements.

Sales to Veraz Networks totaled $6.4 million in the fourth quarter of 2003, about flat with the $6.5 million recorded in the third quarter of 2003. Privately held Veraz Networks, of which ECI holds 43%, is a leader in the emerging voice over IP market and has established a strong position for itself in this growing market. During the quarter, Veraz Networks announced that PowerNet Global, an integrated communications provider, selected Veraz's Packet Telephony Solution for its IP-based voice network in 11 U.S. cities.

Results for the full year, 2003
The following is a presentation of consolidated GAAP results. As noted above, the results reflect the discontinuation of ECtel's government business. Revenues for 2003 were $421 million compared to $603 million for 2002. Revenues in 2002 included revenues from the NGTS division which was spun off in 2003. The operating loss was $68.2 million, compared to an operating loss of $71.6 million last year. The net loss was $71.0 million, or $0.66 per share, compared to a net loss of $155.7 million, or $1.48 per share last year.

Excluding the impact of ECtel, as well as special items (consisting of a $6.6 million provision for a specific doubtful account, $8.4 million in restructuring expenses, $2.5 million in discontinued operations associated with InnoWave, and $0.7 million impairment of assets), the net loss in 2003 was $29.1 million or $0.27 per share, compared to a net loss of $52.9 million or $0.50 per share (excluding a $34 million provision for a specific doubtful account, $77.4 million in discontinued operations associated with InnoWave, and $1.5 million impairment of assets) in 2002. (See accompanying tables for a full reconciliation between the GAAP and non-GAAP presentation).

A conference call to discuss ECI Telecom's results will take place today, Thursday, February 12, at 8:30am EST (3:30pm Israel).

To access the conference call, please dial one of the following numbers:
US (888) 428-4479, International: +651-291-0900, Israel: 1-800-937-0052.

A replay option will be available after the conference call, from 12:00 pm EST on February 12, 2004, through February 19, 2004, at 11:59pm EST.

Replay numbers:
US: (800) 475-6701, Int. +320-365-3844. Access code for both: 719503.

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

A replay of the webcast will also be available on ECI Telecom's website.

About ECI Telecom
ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our substantial net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, fluctuations in the results of our subsidiary ECtel, as well as ECtel's ability to complete the sale of its government business, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, , as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
http://www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

         *Nortel Networks is a trademark of Nortel Networks.

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
               GAAP REPORTED CONSOLIDATED STATEMENTS OF OPERATIONS
             (In millions of U.S. dollars, except per share figures)

                                                                       Three
                                         Three Months      Year        Months
                                             Ended         Ended        Ended
                                            Dec. 31,      Dec. 31,    Sept. 30,
                                         ------------- -------------- ---------
                                          2003   2002   2003    2002      2003
                                         ------ ------ ------ ------- ---------
Revenues                                  108.6  136.6  421.4   602.9     102.4
Cost of revenues                           66.1   76.6  256.8   379.5      61.7
                                         ------ ------ ------ ------- ---------
Gross profit                               42.5   60.0  164.7   223.4      40.7
Research and development costs,
 net                                       17.2   22.4   72.1    89.3      19.7
Selling and marketing expenses             22.4   28.9   87.9   111.0      22.7
General and administrative
 expenses                                  11.8   14.5   49.3    57.4      12.7
Provision for a specific
 doubtful account                             -      -    6.6    34.0         -
Amortization of intangible
 assets                                     0.3    0.4    1.8     1.8       0.3
Impairment of assets                          -    1.5    6.7     1.5         -
Restructuring expenses                      1.9      -    8.4       -       2.1
                                          ------ ------ ------ ------- ---------
Operating loss                            (11.0)  (7.8) (68.2)  (71.6)    (16.8)
Financial income (expenses), net            0.2    0.9   (0.6)    6.0       0.6
Other income (expenses), net               (0.5)  (0.7)  (5.4)  (13.3)      0.1
                                          ------ ------ ------ ------- ---------
Loss from continuing operations
 before taxes on income                   (11.3)  (7.5) (74.1)  (78.9)    (16.1)
Taxes on income                            (0.7)  (0.1)  (2.2)   (8.4)     (0.4)
                                          ------ ------ ------ ------- ---------
Loss from continuing operations
 after taxes on income                    (12.0)  (7.7) (76.3)  (87.3)    (16.5)
Company's equity in results of
 investee companies - net                  (2.7)  (1.1)  (4.3)   (3.1)     (0.3)
Minority interest in results of
 subsidiaries - net                         2.9    1.1   14.9     1.1       3.5
                                          ------ ------ ------ ------- ---------
Loss from continuing operations           (11.8)  (7.7) (65.7)  (89.3)    (13.3)

Income (loss) on discontinued
 operations, net of tax                    (1.8)   0.7   (5.4)  (65.8)     (1.4)

Cumulative effect of an
 accounting change, net                       -      -      -    (0.6)        -
                                          ------ ------ ------ ------- ---------
Net Loss                                  (13.6)  (7.0) (71.0) (155.7)    (14.7)
                                          ====== ====== ====== ======= =========



Basic and diluted loss per share
Continuing operations                     (0.11) (0.07) (0.61)  (0.85)    (0.12)
Discontinued operations                   (0.02)  0.01  (0.05)  (0.62)    (0.01)
Cumulative effect of an
 accounting change                            -      -      -   (0.01)        -
                                          ------ ------ ------ ------- ---------
                                          (0.13) (0.07) (0.66)  (1.48)    (0.14)
                                          ====== ====== ====== ======= =========

Weighted average number of
 shares outstanding used to
 compute basic and diluted
 loss per share - in millions             108.0  107.4  107.8   105.5     107.9
                                          ====== ====== ====== ======= =========

                                    TABLE - 2
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                          (In millions of U.S. dollars)

                                                    Dec. 31, Sept. 30, Dec. 31,
                                                      2003      2003     2002
                                                   --------- --------- ---------
Assets
Current Assets
Cash and cash equivalents                             145.4     173.3     356.6
Short-term investments                                 44.9      41.3       6.8
Trade Receivables                                     166.7     158.9     207.3
Other receivables and prepaid expenses                 22.8      30.5      28.5
Work in progress                                       10.5      15.0      13.7
Inventories                                           123.0     122.2     149.7
Assets - discontinued operations                        2.3         -      20.6
                                                   --------- --------- ---------
Total current assets                                  515.7     541.2     783.4
                                                   --------- --------- ---------

Long-term receivables and related
 deposits, net                                        106.6     116.5     132.2
                                                   --------- --------- ---------
Long-term deposits and marketable
 securities                                            65.8      35.2         -
                                                   --------- --------- ---------
Investments                                            35.7      38.4      43.0
                                                   --------- --------- ---------
Property, plant and equipment, net                    123.3     128.3     138.6
                                                   --------- --------- ---------
Software development costs, net                        16.3      17.2      20.1
                                                   --------- --------- ---------
Other assets                                           21.0      20.2      37.8
                                                   --------- --------- ---------

                                                   --------- --------- ---------
Total assets                                          884.3     896.9   1,155.1
                                                   ========= ========= =========

Liabilities and shareholders' equity
Current liabilities
Short-term bank loans and current
 maturities                                            30.0      22.5     230.0
Trade payables                                         56.7      46.5      41.2
Other payables and accrued liabilities                118.0     120.7     133.8
Liabilities - discontinued operations                   0.7         -      12.1
                                                   --------- --------- ---------
Total current liabilities                             205.4     189.7     417.2
                                                   --------- --------- ---------

Long-term liabilities
Bank loans                                             30.0      37.5         -
Other liabilities                                       6.0       6.1       8.4
Liability for employee severance
 benefits, net                                         26.6      27.8      26.4
                                                   --------- --------- ---------
Total long-term liabilities                            62.6      71.5      34.7
                                                   --------- --------- ---------

                                                   --------- --------- ---------
Total liabilities                                     268.1     261.2     451.9
                                                   --------- --------- ---------

Minority Interest                                      40.0      44.1      56.8
                                                   --------- --------- ---------
Shareholders' equity
Share capital                                           6.2       6.2       6.2
Capital surplus                                       662.9     661.5     658.4
Accumulated other comprehensive loss                   (5.4)     (2.3)     (1.8)
Retained deficit                                      (87.4)    (73.8)    (16.3)
                                                   --------- --------- ---------
Total shareholders' equity                            576.3     591.6     646.4
                                                   --------- --------- ---------

                                                   --------- --------- ---------
Total Liabilities and shareholders'
 equity                                               884.3     896.9   1,155.1
                                                   ========= ========= =========

                                  TABLE - 3 (1)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
       This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results excluding ECtel results
             (In millions of U.S. dollars, except per share figures)

                                                         Three Months Ended
                                                             December 31,
                                                                2003
                                                        ----------------------
                                                        GAAP    ECtel  Proforma
                                                      Reported Results
                                                                 (1)
                                                      -------- ------- ---------

Revenues                                                 108.6    5.6   103.1
Cost of revenues                                          66.1    3.8    62.3
                                                        ------- ------ -------
Gross profit                                              42.5    1.8    40.7
Research and development costs, net                       17.2    2.3    14.9
Selling and marketing expenses                            22.4    3.4    19.0
General and administrative expenses                       11.8    4.8     7.0
Amortization of intangible assets                          0.3      -     0.3
Restructuring expenses                                     1.9      -     1.9
                                                        ------- ------ -------
Operating loss                                           (11.0)  (8.7)   (2.3)
Financial income ,net                                      0.2    0.1     0.1
Other expenses, net                                       (0.5)  (0.0)   (0.5)
                                                        ------- ------ -------
Loss from continuing operations
 before taxes on income                                  (11.3)  (8.6)   (2.7)
Taxes on income                                           (0.7)   0.1    (0.7)
                                                        ------- ------ -------
Loss from continuing operations
 after taxes on income                                   (12.0)  (8.6)   (3.4)
Company's equity in results of
 investee companies - net                                 (2.7)     -    (2.7)
Minority interest in results of
 subsidiaries - net                                        2.9    3.5    (0.6)
                                                        ------- ------ -------
Loss from continuing operations                          (11.8)  (5.0)   (6.8)
Loss on discontinued operations, net of tax               (1.8)  (1.8)      -
                                                        ------- ------ -------
Net loss                                                 (13.6)  (6.8)   (6.8)
                                                        ======= ====== =======

Basic and diluted loss per share
Continuing operations                                    (0.11) (0.05)  (0.06)
Discontinued operations                                  (0.02) (0.02)      -
                                                        ------- ------ -------
                                                         (0.13) (0.06) (0.06)
                                                        ======= ====== =======

Weighted average number of shares
 outstanding used to compute basic and
 diluted loss per share - in millions                    108.0  108.0   108.0
                                                        ======= ====== =======

(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (2)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
       This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results excluding ECtel results
             (In millions of U.S. dollars, except per share figures)


                                                          Three Months Ended
                                                             September 30,
                                                                 2003
                                                       -----------------------
                                                         GAAP    ECtel  Proforma
                                                       Reported Results
                                                                  (1)
                                                       -------- ------- --------
Revenues                                                  102.4    7.9     94.5
Cost of revenues                                           61.7    5.0     56.8
                                                         ------- ------ --------
Gross profit                                               40.7    2.9     37.8
Research and development costs, net                        19.7    3.4     16.3
Selling and marketing expenses                             22.7    4.0     18.7
General and administrative expenses                        12.7    4.6      8.1
Amortization of intangible assets                           0.3      -      0.3
Restructuring expenses                                      2.1      -      2.1
                                                         ------- ------ --------
Operating loss                                            (16.8)  (9.1)    (7.7)
Financial income (expenses) ,net                            0.6   (0.0)     0.6
Other income (expenses), net                                0.1    0.0      0.1
                                                         ------- ------ --------
Loss from continuing operations
 before taxes on income                                   (16.1)  (9.1)    (6.9)
Taxes on income                                            (0.4)  (0.0)    (0.4)
                                                         ------- ------ --------
Loss from continuing operations
 after taxes on income                                    (16.5)  (9.2)    (7.3)
Company's equity in results of
 investee companies - net                                  (0.3)     -     (0.3)
Minority interest in results of
 subsidiaries - net                                         3.5    3.8     (0.3)
                                                         ------- ------ --------
Loss from continuing operations                           (13.3)  (5.4)    (7.9)
Loss on discontinued operations, net of tax                (1.4)  (1.4)       -
                                                         ------- ------ --------
Net loss                                                  (14.7)  (6.7)    (7.9)
                                                         ======= ====== ========

Basic and diluted loss per share
Continuing operations                                     (0.12) (0.05)   (0.07)
Discontinued operations                                   (0.01) (0.01)       -
                                                         ------- ------ --------
                                                          (0.14) (0.06)   (0.07)
                                                         ======= ====== ========

Weighted average number of shares
 outstanding used to compute basic and
 diluted loss per share - in millions                     107.9  107.9    107.9
                                                         ======= ====== ========

(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (3)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
       This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results excluding ECtel results
             (In millions of U.S. dollars, except per share figures)


                                                         Three Months Ended
                                                             December 31,
                                                                2002
                                                      -------------------------
                                                         GAAP   ECtel  Proforma
                                                      Reported Results
                                                                 (1)
                                                      -------- ------- --------

Revenues                                                 136.6   11.5   125.1
Cost of revenues                                          76.6    3.7    72.9
                                                        ------- ------ -------
Gross profit                                              60.0    7.8    52.2
Research and development costs, net                       22.4    1.8    20.6
Selling and marketing expenses                            28.9    3.3    25.6
General and administrative expenses                       14.5    3.3    11.3
Amortization of intangible assets                          0.4      -     0.4
Impairment of assets                                       1.5      -     1.5
                                                        ------- ------ -------
Operating loss                                            (7.8)  (0.6)   (7.2)
Financial income ,net                                      0.9    0.1     0.9
Other expenses, net                                       (0.7)  (0.0)   (0.7)
                                                        ------- ------ -------
Loss from continuing operations
 before taxes on income                                   (7.5)  (0.6)   (7.0)
Taxes on income                                           (0.1)   0.0    (0.1)
                                                        ------- ------ -------
Loss from continuing operations
 after taxes on income                                    (7.7)  (0.6)   (7.1)
Company's equity in results of
 investee companies - net                                 (1.1)     -    (1.1)
Minority interest in results of
 subsidiaries - net                                        1.1    0.2     0.9
                                                        ------- ------ -------
Loss from continuing operations                           (7.7)  (0.3)   (7.4)
Income (loss) on discontinued operations, net
 of tax                                                    0.7    3.0    (2.3)
                                                        ------- ------ -------
Net Income (loss)                                         (7.0)   2.7    (9.7)
                                                        ======= ====== =======

Basic and diluted loss per share
Continuing operations                                    (0.07) (0.00)  (0.07)
Discontinued operations                                   0.01   0.03   (0.02)
                                                        ------- ------ -------
                                                         (0.07)  0.03   (0.09)
                                                        ======= ====== =======

Weighted average number of shares
 outstanding used to compute basic and
 diluted loss per share - in millions                    107.4  107.4   107.4
                                                        ======= ====== =======

(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (4)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
       This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results excluding special charges and ECtel results
             (In millions of U.S. dollars, except per share figures)


                                                   Year Ended December 31,
                                                            2003
                                               -------------------------------
                                                 GAAP   ECtel  Special Proforma
                                              Reported Results Charges
                                                         (1)
                                              -------- ------- ------- --------
Revenues                                         421.4   28.9           392.6
Cost of revenues                                 256.8   17.5           239.3
                                               -------- ------ ------- -------
Gross profit                                     164.7   11.4       -   153.3
Research and development costs, net               72.1   10.1            62.0
Selling and marketing expenses                    87.9   14.3            73.6
General and administrative expenses               49.3   17.0            32.4
Provision for a specific doubtful
 account                                           6.6      -     6.6       -
Amortization of intangible assets                  1.8      -             1.8
Impairment of assets                               6.7    6.0     0.7       -
Restructuring expenses                             8.4      -     8.4       -
                                               -------- ------ ------- -------
Operating loss                                   (68.2) (36.0)  (15.7)  (16.5)
Financial income (expenses), net                  (0.6)   0.2            (0.7)
Other expenses, net                               (5.4)   0.0            (5.4)
                                               -------- ------ ------- -------
Loss from continuing operations
 before taxes on income                          (74.1) (35.8)  (15.7)  (22.7)
Taxes on income                                   (2.2)  (0.0)           (2.1)
                                               -------- ------ ------- -------
Loss from continuing operations
 after taxes on income                           (76.3) (35.8)  (15.7)  (24.8)
Company's equity in results of
 investee companies - net                         (4.3)     -            (4.3)
Minority interest in results of
 subsidiaries - net                               14.9   14.9             0.1
                                               -------- ------ ------- -------
Loss from continuing operations                  (65.7) (20.9)  (15.7)  (29.1)
Loss on discontinued operations, net
 of tax                                           (5.4)  (2.8)   (2.5)      -
                                               -------- ------ ------- -------
Net loss                                         (71.0) (23.8)  (18.2)  (29.1)
                                               ======== ====== ======= =======

Basic and diluted loss per share
Continuing operations                            (0.61) (0.19)  (0.15)  (0.27)
Discontinued operations                          (0.05) (0.03)  (0.02)      -
                                               -------- ------ ------- -------
                                                 (0.66) (0.22) (0.17) (0.27)
                                               ======== ====== ======= =======

Weighted average number of shares
 outstanding used to compute basic
 and diluted loss per share
 - in millions                                   107.8  107.8   107.8   107.8
                                               ======== ====== ======= =======

(1) ECtel results as included in ECI's statement of operations

                                  TABLE - 3 (5)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
       This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results excluding special charges and ECtel results
             (In millions of U.S. dollars, except per share figures)


                                                   Year Ended December 31,
                                                             2002
                                               --------------------------------
                                                  GAAP   ECtel  Special Proforma
                                               Reported Results Charges
                                                          (1)
                                               -------- ------- ------- --------

Revenues                                          602.9   52.4            550.4
Cost of revenues                                  379.5   22.4            357.1
                                                -------- ------ ------- --------
Gross profit                                      223.4   30.1       -    193.3
Research and development costs, net                89.3    9.2             80.2
Selling and marketing expenses                    111.0   13.7             97.3
General and administrative expenses                57.4    8.9             48.5
Provision for a specific doubtful
 account                                           34.0      -    34.0        -
Amortization of intangible assets                   1.8      -              1.8
Impairment of assets                                1.5      -     1.5        -
                                                -------- ------ ------- --------
Operating loss                                    (71.6)  (1.7)  (35.5)   (34.4)
Financial income, net                               6.0    0.3              5.7
Other expenses, net                               (13.3)  (0.0)           (13.3)
                                                -------- ------ ------- --------
Loss from continuing operations
 before taxes on income                           (78.9)  (1.4)  (35.5)   (42.0)
Taxes on income                                    (8.4)   0.0             (8.5)
                                                -------- ------ ------- --------
Loss from continuing operations
 after taxes on income                            (87.3)  (1.4)  (35.5)   (50.4)
Company's equity in results of
 investee companies - net                          (3.1)     -             (3.1)
Minority interest in results of
 subsidiaries - net                                 1.1    0.5              0.6
                                                -------- ------ ------- --------
Loss from continuing operations                   (89.3)  (0.9)  (35.5)   (52.9)
Income (loss) on discontinued
 operations, net of tax                           (65.8)  11.6   (77.4)       -
Cumulative effect of an accounting
 change, net                                       (0.6)     -    (0.6)       -
                                                -------- ------ ------- --------
Net Income (loss)                                (155.7)  10.7  (113.5)   (52.9)
                                                ======== ====== ======= ========

Basic and diluted loss per share
Continuing operations                             (0.85) (0.01)  (0.34)   (0.50)
Discontinued operations                           (0.62)  0.11   (0.73)       -
Cumulative effect of an accounting
 change                                           (0.01)     -   (0.01)       -
                                                -------- ------ ------- --------
                                                  (1.48)  0.10   (1.08)   (0.50)
                                                ======== ====== ======= ========

Weighted average number of shares
 outstanding used to compute basic
 and diluted loss per share
 - in millions                                    105.5  105.5   105.5    105.5
                                                ======== ====== ======= ========

(1) ECtel results as included in ECI's statement of operations